SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 30, 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces Results

for the First Three Quarters of 2008

Hong Kong, October 29, 2008 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx: 338; SSE: 600688; NYSE: SHI) announced today the unaudited operating results of the Company and its subsidiaries (the “Group”) for the nine-month period ended September 30, 2008 (the “Period”).

Under the China Accounting Standards for Business Enterprises, the Group’s operating income for the Period amounted to RMB49.864 billion, representing an increase of RMB10.305 billion or 26% compared to the same period of last year. Operating loss for the Period was RMB5.710 billion (for the same period of 2007: operating profit was RMB2.291 billion). Net loss attributable to equity shareholders of the Company for the Period was RMB2.679 billion (for the same period of 2007: net profit attributable to equity shareholders of the Company was RMB1.664 billion). Basic diluted losses per share was RMB0.372 (for the same period of 2007: basic diluted profits per share was RMB0.231).

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “From January 2008 to July 2008, the crude oil costs of the Company surged substantially as international crude oil prices soared continuously. Prices of refined oil products and crude oil were seriously inverted as a result of the Government’s stringent control over the domestic prices of refined oil products, which led to a severe loss in the Company’s oil refining operation. Since July 2008, following the rapid drop in international crude oil prices coupled with the worsening impact of the international financial crisis on the industry, consumption and market demand for downstream petrochemical products had dropped, which led to a substantial decline in the prices of petrochemical products. At the same time, it takes time for the Company to absorb the cost of the crude oil and intermediate raw materials which it had purchased at high prices; and the Group received a substantially reduced amount of financial subsidies for its oil refining operation during the third quarter of the year. The above-mentioned result in a significant loss in the Group’s net profit for the period January to September 2008.”

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to effect a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibres, resins and plastics, intermediate petrochemicals and refined oil products.

Shanghai Petrochemical Announces Results for the First Three Quarters of 2008…p.2

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government’s macro-economic control measures to curb over-heating of the economy; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; the risk that the Company may not be able to raise its product prices (particularly refined oil products) accordingly which would adversely affect the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Unaudited)

For further information, please contact:

Ms. Christy Lai / Ms. Eva Law

Rikes Hill & Knowlton Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

Shanghai Petrochemical Announces Results for the First Three Quarters of 2008…p.3

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement (Unaudited)

Prepared under the China Accounting Standards for Business Enterprises (2006)

	For the nine-month period ended 30 September
	2008	2007
	RMB’000	RMB’000
Operating Income	49,863,969	39,558,923
Less: Operating costs	52,969,122	36,031,006
Business taxes and surcharges	759,090	521,144
Selling and distribution expenses	401,727	361,794
General and administrative expenses	1,367,664	1,333,882
Financial expenses	276,516	148,065
Impairment loss	71,956	(206)
Add:Investment income	272,481	1,127,278
Including: Income from investment in associates and jointly controlled entities	129,716	519,308

Operating (loss) / profit	(5,709,625)	2,290,516
Add:Non-operating income	2,253,760	19,843
Less: Non-operating expenses	32,110	80,188
Including: Loss from disposal of non-current assets	2,729	33,546

(Loss) / profit before taxation	(3,487,975)	2,230,171
Less: Income tax	(842,985)	523,065

Net (Loss) / profit	(2,644,690)	1,707,106

Attributable to:
Equity shareholders of the Company	(2,679,272)	1,664,225
Minority Interests	34,282	42,881

Basic and diluted (loss) / earnings per share	(0.372)	0.231

2008 Third Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	IMPORTANT MESSAGE

1.1	The board of directors (the “Board”) and the supervisory committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant that there are no false representations, or misleading statements contained in, or material omissions from this report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

1.2	All of the Company’s directors attended the Board meeting approving this report.

1.3	The financial statements of the Company’s third quarterly report were unaudited.

1.4	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Han Zhihao, Executive Director and Chief Financial Officer, overseeing the accounting operations and Mr. Zhou Meiyun, Finance Manager (Accounting Chief), hereby warrant the truthfulness and completeness of the financial report contained in this report.

2	BASIC INFORMATION OF THE COMPANY

2.1	Major Accounting Data and Financial Indicators

Currency: RMB

	As at the end of the reporting period (30 September 2008)	As at the end of the previous year (31 December 2007)	Increase/ (decrease) as compared to the end of the previous year (%)
Total assets (‘000)	31,243,794	30,494,334	2.46
Shareholders’ equity (excluding minority interests) (‘000)	17,511,093	20,999,444	-16.61
Net asset value per share attributable to equity shareholders of the Company (RMB)	2.432	2.917	-16.63

	From the beginning of the year to the end of the reporting period (January 2008 - September 2008)	Increase/ (decrease) as compared to the corresponding period of the previous year (%)
Net cash flow from operating activities (‘000)	(3,289,825)	-262.99
Net cash flow per share from operating activities (RMB)	(0.457)	-263.21

	The reporting period (July 2008 - September 2008)	From the beginning of the year to the end of the reporting period (January 2008 - September 2008)	Increase/ (decrease) as compared to the corresponding reporting period (July-September) of the previous year (%)
Net loss attributable to equity shareholders of the Company (‘000)	(2,306,500)	(2,679,272)	—
Basic loss per share (RMB)	(0.320)	(0.372)	—
Basic loss per share excluding non-recurring items (RMB)	—	(0.613)	—
Diluted loss per share (RMB)	(0.320)	(0.372)	—
Fully diluted return on net assets (%)	-13.172	-15.300	12.723 percentage points decrease
Fully diluted return on net assets excluding non-recurring items (%)	-15.746	-25.203	14.818 percentage points decrease

Non-recurring items	From the beginning of the year to the end of the reporting period (January 2008 to September 2008)
(‘000) Excluding method: By item
Gain from disposal of non-current assets	138,463
Subsidy income	2,231,557
Employee reduction expenses	(39,984)
Net expenses of non-operating income/(expenses) other than those mentioned above	(18,020)
Less: Tax effect for the above items	(578,004)

Total	1,734,012

2.2	Number of shareholders at the end of the reporting period and shareholdings of the top ten holders of circulating shares

Unit: Share
Total number of shareholders as at the end of the reporting period	162,660

Shareholdings of the top ten holders of circulating shares

Name of shareholders (in full)	Number of shares in circulation held at the end of the reporting period	Type of shares
HKSCC (Nominees) Ltd. ( )	2,301,172,101	Overseas listed foreign shares

China Minsheng Banking Corp., Ltd. — Orient Selected Mixed Open-end Securities Investment Fund ( )	76,221,220	RMB-denominated ordinary shares

Agricultural Bank of China — Zhongyou Core Growth Equity Securities Investment Fund ( )	13,166,599	RMB-denominated ordinary shares

China Construction Bank — CIFM China Advantage Fund ( )	11,814,593	RMB-denominated ordinary shares

Bank of China — Harvest Shanghai Shenzhen 300 Index Securities Investment Fund ( )	7,085,057	RMB-denominated ordinary shares

Yip Chok Chiu	3,150,000	Overseas listed foreign shares

China Construction Bank — Boshi Yufu Securities Investment Fund ( )	2,812,155	RMB-denominated ordinary shares

Shanghai Junfa Trading Co., Ltd. ( )	2,350,000	RMB-denominated ordinary shares

Guotai Junan — China Construction Bank — Hong Kong and Shanghai Banking Corp., Ltd. ( )	2,005,147	RMB-denominated ordinary shares

Chen Jia ( )	3,150,000	RMB-denominated ordinary shares

3	IMPORTANT ITEMS

3.1	Situation and reasons for the significant changes in the items of accounting statements, financial indicators of the Company

i)	Analysis of reasons for the substantial changes in balance sheet items of the Group (the Company and its subsidiaries) as at the end of the reporting period:

Unit: RMB’000

Item	As at 30 September 2008	As at 31 December 2007	Increase amount	Change (%)	Reasons for change
Inventories	7,006,917	5,197,849	1,809,068	34.80	Substantial increase in crude oil prices

Short-term loans	7,812,570	3,672,942	4,139,628	112.71	As the Company incurred a substantial loss, it increased its short-term loans for operating capital purpose

ii)	Analysis of reasons for the substantial changes in income statement items of the Group from January 2008 to September 2008:

Unit: RMB’000

Item	For the nine-month period ended 30 September		Increase/ (decrease) amount	Change (%)	Reasons for change
	2008	2007
Operating (loss)/profit	(5,709,625)	2,290,516	(8,000,141)	-349.27

(Loss)/profit before income tax	(3,487,975)	2,230,171	(5,718,146)	-256.40	Substantial increase in crude oil costs and prices of refined oil products were seriously inverted
Net (loss)/ profit	(2,644,990)	1,707,106	(4,352,096)	-254.94
Net (loss)/ profit attributable to equity shareholders of the Company	(2,679,272)	1,664,225	(4,343,497)	-260.99

Operating costs	52,969,122	36,031,006	16,938,116	47.01	Substantial increase in crude oil costs

Business taxes and surcharges	759,090	521,144	237,946	45.66	During the reporting period of 2008, increase in sales of gasoline and diesel resulted in an increase of business taxes and surcharges

Non-operating income	2,253,760	19,843	2,233,917	11,257.96	Significant loss in the oil refining operation resulted in an increase in financial subsidies from the State

Income tax	(842,985)	523,065	(1,366,050)	-261.16	Substantial decrease in profit before income tax

3.2	Warning and explanation on projection of a possible loss or material year-on-year change in net profit from the beginning of the year to the end of the next reporting period

From January 2008 to July 2008, the crude oil costs of the Company surged substantially as international crude oil prices soared continuously. Prices of refined oil products and crude oil were seriously inverted as a result of the Government’s stringent control over the domestic prices of refined oil products, which led to a severe loss in the Company’s oil refining operation. Since July 2008, following the rapid drop in international crude oil prices coupled with the worsening impact of the international financial crisis on the industry, consumption and market demand for downstream petrochemical products had dropped, which led to a substantial decline in the prices of petrochemical products. It takes time for the Company to absorb the cost of the crude oil and intermediate raw materials which it had purchased at high prices. At the same time, the Group received a substantially reduced amount of financial subsidies for its oil refining operation during the third quarter of the year, and at present, the Company is not aware of whether it will continue to receive financial subsidies for its oil refining operation in the fourth quarter of the year. In view of the above, the Company expects the Group to incur a significant loss in net profit for the twelve-month period ending 31 December 2008.

3.3	Securities investments

Unit: RMB’000

No.	Stock code	Abbreviation	Number of shares held (shares)	Initial investment cost	Book value as at the end of the reporting period	Book value as at the beginning of the year	Account category
1	600837	HTSEC	9,904,098	11,164	213,631	223,354	Available-for-sale financial assets
2	600000	SPDB	2,340,000	1,318	36,551	211,200	Available-for-sale financial assets
3	600527	JNGX	2,983,527	898	11,844	44,239	Available-for-sale financial assets
Total				13,380	262,026	478,793

4	APPENDIX

4.1	Consolidated Balance Sheet (Unaudited)

As at 30 September 2008

Prepared under the China Accounting Standards for Business Enterprises (2006)

	As at 30 September 2008	As at 31 December 2007
	RMB’000 (Unaudited)	RMB’000 (Audited)
Assets
Current assets
Cash at bank and on hand	715,976	893,165
Bills receivable	881,327	1,800,856
Trade debtors	921,957	563,093
Advance payments	168,432	123,939
Other receivables	304,710	254,420
Inventories	7,006,917	5,197,849

Total current assets	9,999,319	8,833,322

Non-current assets
Available-for-sale financial assets	262,026	478,793
Long-term equity investments	3,144,572	3,543,769
Investment property	502,713	512,793
Fixed assets	14,236,609	15,259,283
Construction in progress	1,341,164	965,463
Intangible assets	582,511	597,897
Long-term deferred expenses	150,029	173,807
Deferred tax assets	1,024,851	129,207

Total non-current assets	21,244,475	21,661,012

Total assets	31,243,794	30,494,334

	As at 30 September 2008	As at 31 December 2007
	RMB’000 (Unaudited)	RMB’000 (Audited)
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	7,812,570	3,672,942
Bills payable	652,460	300,575
Trade creditors	2,210,362	1,913,118
Receipts in advance	546,460	429,516
Employee benefits payable	26,109	85,651
Taxes payable	(439,954)	70,533
Interest payable	38,996	11,796
Dividends payable	378,052	—
Other payables	1,098,125	1,236,529
Current portion of non-current liabilities	454,359	419,027

Total current liabilities	12,777,539	8,139,687

Non-current liabilities
Long-term loans	319,860	639,289
Deferred tax liabilities	93,354	150,170
Other non-current liabilities	268,370	261,753

Total non-current liabilities	681,584	1,051,212

Total liabilities	13,459,123	9,190,899

Shareholders’ equity
Share capital	7,200,000	7,200,000
Capital reserve	3,042,763	3,203,842
Surplus reserve	4,766,408	4,766,408
Retained earnings	2,501,922	5,829,194

Total equity attributable to equity shareholders of the Company	17,511,093	20,999,444
Minority interests	273,578	303,991

Total equity	17,784,671	21,303,435

Total liabilities and shareholders’ equity	31,243,794	30,494,334

Balance Sheet

As at 30 September 2008 (Unaudited)

Prepared under the China Accounting Standards for Business Enterprises (2006)

	As at 30 September 2008	As at 31 December 2007
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Assets
Current assets
Cash at bank and in hand	419,698	634,533
Bills receivable	719,058	1,669,202
Trade debtors	865,548	420,734
Advance payments	165,275	105,211
Other debtors	374,626	213,481
Inventories	6,527,893	4,780,473

Total current assets	9,072,098	7,823,634

Non-current assets
Available-for-sale financial assets	250,181	434,554
Long-term equity investments	4,448,294	5,081,193
Investment property	558,134	569,326
Fixed assets	12,957,421	13,753,579
Construction in progress	1,311,866	940,491
Intangible assets	462,459	460,638
Long-term deferred expenses	145,452	167,582
Deferred tax assets	1,024,611	126,519

Total non-current assets	21,158,418	21,533,882

Total assets	30,230,516	29,357,516

Current liabilities
Short-term loans	7,589,570	3,289,642
Bills payable	644,974	285,594
Trade creditors	1,943,469	1,797,640
Receipts in advance	508,655	397,112
Staff costs payable	20,128	68,212
Taxes payable	(428,621)	46,333
Interests payable	37,650	11,796
Dividends payable	375,052	—
Other payables	1,459,425	1,585,040
Current portion of non-current liabilities	300,000	259,097

Total current liabilities	12,450,302	7,740,466

	As at 30 September 2008	As at 31 December 2007
	RMB’000	RMB’000
	(Unaudited)	(Audited)
Liabilities and shareholders’ equity
Non-current liabilities
Long-term loans	150,000	450,000
Deferred tax liabilities	89,340	137,186
Other non-current liabilities	268,370	261,753

Total non-current liabilities	507,710	848,939

Total liabilities	12,958,012	8,589,405

Shareholders’ equity
Share capital	7,200,000	7,200,000
Capital reserves	3,034,553	3,171,623
Surplus reserves	4,766,408	4,766,408
Retained earnings	2,271,543	5,630,080

Total equity	17,272,504	20,768,111

Total liabilities and shareholders’ equity	30,230,516	29,357,516

4.2	Income Statements (Unaudited)

For the nine-month period ended 30 September 2008

Prepared under the China Accounting Standards for Business Enterprises (2006)

	The Group		The Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating income	49,863,969	39,558,923	46,274,044	35,419,836
Less: Operating costs	52,969,122	36,031,006	49,628,883	32,270,719
Business taxes and surcharges	759,090	521,144	750,902	511,646
Selling and distribution expenses		361,794	337,268	295,913
General and administrative expenses	1,367,664	1,333,882	1,194,452	1,152,076
Financial expenses	276,516	148,065	237,496	122,769
Impairment loss	71,956	(206)	182,227	143
Add: Investment income	272,481	1,127,278	239,535	1,312,180
Including: Income from investment in associates and jointly controlled entities	129,716	519,308	111,553	499,240

Operating (loss)/profit	(5,709,625)	2,290,516	(5,817,649)	2,378,750
Add: Non-operating income	2,253,760	19,843	2,252,214	16,878
Less: Non-operating expenses	32,110	80,188	31,044	67,304
Including: Loss from disposal of non-current assets	2,729	33,546	2,278	23,258

(Loss)/profit before income tax	(3,487,975)	2,230,171	(3,596,479)	2,328,324
Less: Income tax	(842,985)	523,065	(885,942)	483,803

Net (loss)/profit	(2,644,990)	1,707,106	(2,710,537)	1,844,521

Attributable to:
Equity shareholders of the Company	(2,679,272)	1,664,225
Minority shareholders	34,282	42,881
Basic and diluted (loss)/earnings per share	(0.372)	0.231

Income Statements (Unaudited)

For the three-month period from July to September 2008

Prepared under the China Accounting Standards for Business Enterprises (2006)

	The Group		The Company
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating income	16,956,208	12,675,492	15,841,161	11,502,283
Less: Operating costs	19,664,728	12,352,308	18,607,040	11,296,551
Business taxes and surcharges	186,340	169,068	183,581	166,334
Selling and distribution expenses	131,371	118,693	109,441	98,663
General and administrative expenses	468,204	520,524	409,036	457,794
Financial expenses	137,482	59,308	124,989	51,835
Impairment loss	—	(100)	—	—
Add: Investment (loss)/income	(12,619)	339,992	(18,144)	328,400
Including: (Loss)/income from investment in associates and jointly controlled entities	(17,385)	134,396	(21,947)	126,364

Operating loss	(3,644,536)	(204,317)	(3,611,070)	(240,494)
Add: Non-operating income	611,553	8,874	611,439	8,059
Less: Non-operating expenses	6,053	28,381	5,393	27,455
Including: Loss from disposal of non-current assets	705	17,406	255	17,399

Loss before income tax	(3,039,036)	(223,824)	(3,005,024)	(259,890)
Less: Income tax	(740,428)	(142,179)	(745,626)	(157,274)

Net loss	(2,298,608)	(81,645)	(2,259,398)	(102,616)

Attributable to:
Equity shareholders of the Company	(2,306,500)	(94,065)
Minority shareholders	7,892	12,420
Basic and diluted loss per share	(0.320)	(0.013)

4.3	Consolidated Cash Flow Statements (Unaudited)

For the nine-month period ended 30 September 2008

Prepared under the China Accounting Standards for Business Enterprises (2006)

	2008	2007
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	59,675,620	47,213,089
Refund of taxes	83,917	11,611
Other cash received relating to operating activities	2,116,337	8,059

Sub-total of cash inflows	61,875,874	47,232,759

Cash paid for goods and services	(62,786,689)	(42,378,410)
Cash paid to and for employees	(1,375,293)	(1,360,321)
Cash paid for all types of taxes	(714,753)	(1,211,204)
Other cash paid relating to operating activities	(288,964)	(264,349)

Sub-total of cash outflows	(65,165,699)	(45,214,284)

Net cash (outflow)/inflow from operating activities	(3,289,825)	2,018,475

Cash flows from investing activities:
Cash received from disposal of investments	153,997	750,523
Cash received from investment income	540,842	389,465
Net cash received from disposal of fixed assets and intangible assets	16,620	54,761
Other cash received relating to investing activities	49,967	32,820

Sub-total of cash inflows	761,426	1,227,569

Cash paid for acquisition of fixed assets and intangible assets	(848,334)	(1,613,874)

Sub-total of cash outflows	(848,334)	(1,613,874)

Net cash outflow from investing activities	(86,908)	(386,305)

	2008	2007
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Cash flows from financing activities:
Proceeds from borrowings	22,273,828	11,927,838

Sub-total of cash inflows	22,273,828	11,927,838

Repayment of borrowings	(18,321,899)	(12,874,756)
Cash paid for dividends, profit distribution and interest	(751,199)	(508,721)

Sub-total of cash outflows	(19,073,098)	(13,383,477)

Net cash inflow/(outflow) from financing activities	3,200,730	(1,455,639)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,186)	(1,917)

Net (decrease)/increase in cash and cash equivalents	(177,189)	174,614
Add: Cash and cash equivalents at the beginning of the period	893,165	894,650

Cash and cash equivalents at the end of the period	715,976	1,069,264

4.4	Cash Flow Statements (Unaudited)

For the nine-month period ended 30 September 2008

Prepared under the China Accounting Standards for Business Enterprises (2006)

	2008	2007
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Cashed received from sale of goods and rendering of services	54,722,512	41,647,691
Refund of taxes	83,917	—
Other cash received relating to operating activities	2,114,997	5,183

Sub-total of cash inflows	56,921,426	41,652,874

Cash paid for goods and services	(58,474,603)	(37,232,719)
Cash paid to and for employees	(1,107,236)	(979,219)
Cash paid for all types of taxes	(650,526)	(1,152,935)
Other cash paid relating to operating activities	(256,212)	(182,045)

Sub-total of cash outflows	(60,488,577)	(39,546,918)

Net cash (outflow)/inflow from operating activities	(3,567,151)	2,105,956

Cash flows from investing activities:
Cash received from disposal of investments	120,001	583,558
Cash received from investment income	531,042	669,690
Net cash received from disposal of fixed assets and intangible assets	10,900	33,856
Other cash received relating to investing activities	42,812	26,430

Sub-total of cash inflows	704,755	1,313,534

Cash paid for acquisition of fixed assets and intangible assets	(841,435)	(1,587,414)

Sub-total of cash outflows	(841,435)	(1,587,414)

Net cash outflow from investing activities	(136,680)	(273,880)

Cash flows from financing activities:
Proceeds from borrowings	22,115,828	11,482,838

Sub-total of cash inflows	22,115,828	11,482,838

Repayment of borrowings	(17,982,924)	(12,680,765)
Cash paid for dividends, profit distribution and interest	(643,901)	(396,328)

Sub-total of cash outflows	(18,626,825)	(13,077,093)

	2008	2007
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Net cash inflow/(outflow) from financing activities	3,489,003	(1,594,255)

Effect of foreign exchange rate changes on cash and cash equivalents	(7)	(56)

Net (decrease)/increase in cash and cash equivalents	(214,835)	237,765
Add: Cash and cash equivalents at the beginning of the period	634,533	551,693

Cash and cash equivalents at the end of the period	419,698	789,458

Legal representative of the Company: Mr. Rong Guangdao, Chairman and President

Officer overseeing accounting operations: Mr. Han Zhihao, Executive Director and Chief Financial Officer

Accounting chief: Mr. Zhou Meiyun

By order of the Board

Rong Guangdao

Chairman

Shanghai, the PRC, 29 October 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Overseas Regulatory Announcement

Resolutions of the Fifth Meeting of the Sixth Session

of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly and severally accept full responsibility for any false representation or misleading statements contained in, or material omissions from this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The directors were informed of the convening of the fifth meeting of the sixth session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) via facsimile and mail on 15 October 2008. The Meeting was held on 29 October 2008 by means of correspondence. Of the 12 directors entitled to attend the Meeting, 12 of them attended the Meeting. The Secretary to the Board attended the Meeting, with observers from the supervisory committee members and senior management of the Company also attending the Meeting. The Meeting complied with the requirements of the Company Law of The People’s Republic of China and the articles of association of the Company. Mr Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1 The 2008 third quarterly report was considered and approved. The Secretary to the Board of the Company was authorized to submit the 2008 third quarterly report to The Stock Exchange of Hong Kong Limited, the Shanghai Stock Exchange and the New York Stock Exchange in accordance with the relevant requirements (with 12 votes in favor, 0 vote against, 0 abstention);

Resolution 2 The sale of the Longhua Freight Transfer Station ( ), which is owned by the Company and located at No. 1 Fengxi Road, Shanghai (the “Property”), to the Land Development Centre, Xuhui District, Shanghai ( ) and Shanghai Xuhui Riverside Development Investment and Construction Company ( ) at a consideration of RMB96 million was considered and approved (with 12 votes in favor, 0 vote against, 0 abstention).

The Longhua Freight Transfer Station ( ), which is owned by the Company and located at No. 1 Fengxi Road, Shanghai, lies within the construction site area of the ancillary facilities for the World Expo 2010 at Xuhui District, Shanghai and is subject to demolition. The Longhua Freight Transfer Station has a land area of 13,868.00 square meters, a licensed building area of 4,812.59 square meters and an unlicensed building area of 592.00 square meters. It has structures (such as pier and yard) with an area of 10,147.88 square meters and is partly equipped with some facilities. The Property was evaluated by Shanghai Real Estate Appraisal Company Limited ( ) at a value of RMB72.05 million (with net assets value of approximately RMB2.64 million as at 31 August 2008), and is now transferred at a consideration of RMB96 million as relocation compensation.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 29 October 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Price-sensitive Information

Expected Loss for the Annual Results of 2008

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is true, accurate and complete, and that there are no false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the relevant regulations issued by the Shanghai Stock Exchange.

I.	Estimates on the results

(1)	Period of estimates on the results: 1 January 2008 to 31 December 2008.

(2)	Estimates on the results: The Company estimated that the Company and its subsidiaries (the “Group”) will incur a significant loss for its net profit attributable to equity shareholders of the Company for the year of 2008.

(3)	The estimated results are not reviewed or audited by any certified accountants.

II.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	1,592,110
Earnings per share (RMB)	0.221

III.	Reason

From January 2008 to July 2008, the crude oil costs of the Company surged substantially as international crude oil prices soared continuously. Prices of refined oil products and crude oil were seriously inverted as a result of the Government’s stringent control over the domestic prices of refined oil products, which led to a severe loss in the Company’s oil refining operation. Since July 2008, following the rapid drop in international crude oil prices coupled with the worsening impact of the international financial crisis on the industry, consumption and market demand for downstream petrochemical products had dropped, which led to a substantial decline in the prices of petrochemical products. It takes time for the Company to absorb the cost of the crude oil and intermediate raw materials which it had purchased at high prices. At the same time, the Group received a substantially reduced amount of financial subsidies for its oil refining operation during the third quarter of the year, and at present, the Company is not aware of whether it will continue to receive financial subsidies for its oil refining operation in the fourth quarter of the year. In view of the above, the Company expects the Group to incur a significant loss in net profit for the twelve-month period ending 31 December 2008.

Investors are advised to pay attention to the risks involved in the investment in the Company’s securities.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 29 October 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.